082-04518

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

RECEIVED
2007 AUG -8 A 11:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

26 July 2007

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

07025643

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
AUG 13 2007
THOMSON FINANCIAL

Derek Woodward
HEAD OF SECRETARIAT

For and on behalf of
Centrica plc

Enc

Centrica plc
25 July 2007

Centrica plc non-executive director declaration

Centrica announces that Helen Alexander, one of its non-executive directors, will be appointed as a non-executive director of Rolls-Royce plc with effect from 1 September 2007.

This disclosure is made pursuant to paragraph 9.6.14R of the Listing Rules.

Enquiries:

Centrica Investor Relations	01753 494900
Centrica Media Relations	01753 494085

END